UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 20 May 2006 – 7 June 2006

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

New Chairman for Telecom NZ

Miscellaneous

1.1	Share Buyback Programme – amended notice
1.2	7.12.1 Notice
1.3	7.12.1 Notice
1.4	7.12.1 Notice
1.5	7.12.1 Notice

MEDIA RELEASE

31 May 2006

New chairman for Telecom NZ

The Board of Telecom Corporation of New Zealand Ltd today announced the appointment of Mr Wayne Boyd as Chairman of the board of directors with effect from 1 July 2006.

Retiring Chairman Dr Roderick Deane said, “The board is very pleased that Mr Boyd has accepted the position. He is a very experienced company director and Chairman, currently being Chairman of Auckland International Airport Ltd, Meridian Energy Ltd and Freightways Ltd. He has held other directorships of prominent companies including Ngai Tahu Holdings Corporation Limited and has a close involvement with a number of community and sporting organisations.”

Mr Boyd has been on the Telecom board since July 2004 and he is currently Chairman of the Governance and Nominations committee. He will be reviewing his range of other commitments in order to ensure that he has time to devote to his new position.

“It is an honour to be invited to take Telecom into a new era and to move the company forward. There are three key roles for me as the new Chairman – leadership, stewardship and performance,” Mr Boyd said.

“Telecom will be listening to New Zealanders about what they want and expect from the company. We need to listen and hear what Kiwis are saying to us. We don’t have all the answers yet and it’s important that we keep an open mind.”

“As part of this, we want to be talking and working with Government. The effect of the recent Government announcements is that we are entering a new era for telecommunications in New Zealand. My job is to make sure that Telecom is able to compete fairly and energetically in that new era. Ultimately it will be our customers and shareholders who decide whether we are successful. Our actions will show that we are moving forward, listening and delivering. We will be supporting the company’s very able management team to go forward in a positive way.”

The Board also confirmed that Dr Deane and Mr Paul Baines had both expressed a wish to retire from the board with effect from 30 June 2006. At their request, given the changed regulatory environment Telecom NZ is now entering, the board succession process was brought forward by the appointment of a new Chairman and with respect to the search for new directors for the company, a matter which the board is pleased to say is well in hand. Dr Deane and Mr Baines had both indicated previously to the board their wish to retire as directors of the company, decisions confirmed in their minds by the advent of the newly announced Government regulatory framework.

On behalf of the board, Mr Boyd paid a warm tribute to both Dr Deane and Mr Baines and thanked them for their substantial contributions to the company. The Board wished to emphasize that the decisions of the two retiring directors to retire were entirely their own and that their resignations had been accepted with considerable regret.

Dr Deane has been a director of Telecom NZ Ltd since 1992, and Chairman since 1999, prior to which he was Chief Executive. Mr Baines has been a director since 1998 and Chairman of the Audit and Risk Management Committee for the last seven years.

ENDS

Wayne Boyd: business profile

Wayne Boyd is one of New Zealand’s most experienced corporate directors, and has been active at the highest level of corporate governance for the past decade. His background is law, which he practiced for 18 years. He then spent five years working in merchant banking, before establishing himself as a specialist business advisor and professional company director.

At Auckland International Airport, Wayne has been on the board for 10 years and Chairman for the past eight. He was appointed Chairman of Meridian Energy in July 2005. In June 2003 Wayne was appointed a Director and elected Chairman of Freightways, leading the company through its IPO and listing on the New Zealand Stock Exchange.

Wayne was appointed to the Telecom board on 1 July 2004. Other directorships include investment house Forsyth Barr Group and Vulcan Steel.

Non-business interests

Wayne represented New Zealand as a hockey colt and coached the New Zealand Women’s Hockey team at the 1984 Olympics and the 1987 World Cup. He has served as a Director of Sports and Recreation New Zealand and Chairman of both the New Zealand Blood Service and the New Zealand Hockey Federation.

He is married and lives in Auckland.

Company facts and figures

Auckland International Airport: New Zealand’s premier airport has continued to build value for shareholders since it listed in 1998. The company now has a market capitalisation of $2.5 billion. In its latest full year (30 June 2005), Auckland International Airport achieved a net profit of $105 million on turnover of $282 million.

Freightways: one of New Zealand’s most successful package delivery, information management and business mail companies. Following a successful IPO and listing on the New Zealand Stock Exchange in 2003, the company has built a market value of around $500 million. It its latest full year (30 June 2005) Freightways reported a net profit of $22 million on turnover of $233 million.

Meridian Energy: a state owned enterprise and New Zealand’s largest generator of electricity. Meridian Energy also has around 200,000 retail and business customers throughout the country. The company has as asset base worth around $3.133 billion (31 December 2005 half-year report). Its turnover in the year ended 30 June 2005 was $1.656 billion, and it achieved a net profit of $218 million.

Telecom: New Zealand’s largest listed company with a market capitalisation of around $8.8 billion. Total revenue in the year ended 30 June 2005 was $5.6 billion, generating reported earnings of $916 million.

ENDS

For more information please contact:

John Goulter

Public Affairs & Government Relations Manager

04 498 9369

027 232 4303

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 471 0076

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

31 May 2006

Market Information Services Section

New Zealand Exchange

Wellington

SHARE BUYBACK PROGRAMME – AMENDED NOTICE

On 23 May 2006 Telecom Corporation of New Zealand Limited (“Telecom”) announced that it would undertake an on-market buyback of its ordinary shares. The purpose of the share buyback is to acquire an equivalent number of ordinary shares as will be issued pursuant to Telecom’s dividend reinvestment plan (“Plan”) for the dividend of 9.5 cents per ordinary share payable on Friday, 9 June 2006. The share buyback is intended to eliminate an increase in capital arising under the Plan and any consequential dilutionary effect for existing shareholders.

Share purchases may occur from Monday, 29 May 2006 and may continue for a period not exceeding 6 weeks.

Ordinary shares will be acquired on the New Zealand Stock Market (“NZSX”).

Due to an increased participation in the Plan, Telecom will now need to acquire up to 6 million of its ordinary shares in this buyback, although it anticipates that the number of shares it will actually acquire, based on current market prices and historic participation rates in the Plan, to be closer to 5.5 million shares.

Yours faithfully

Linda Cox
Company Secretary

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 471 0076

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

29 May 2006

Market Information Services Section

New Zealand Exchange Limited

Wellington

NOTICE TO NEW ZEALAND EXCHANGE LIMITED

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 29 May 2006.

Details of the acquisition are as follows:

a)	Security Acquired	Ordinary Shares
	ISIN	NZTELE0001S4

b)	Number of securities acquired	1,178,831

c)	Average consideration per security acquired	$4.5558

d)	Payment type	Cash Payment

e)	Not applicable

f)	Percentage of total securities acquired	0.060%

g)	Reason for acquisition	Eliminate an increase in capital arising pursuant to the dividend reinvestment plan

h)	Specific authority	Director Resolution

i)	Any terms of the acquisition	Not applicable

j)	Total number of securities after acquisition	1,959,681,592

k)	Intentions for shares acquired	Cancellation

l)	Date of acquisition	29 May 2006

Yours faithfully

Linda Cox

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 471 0076

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

30 May 2006

Market Information Services Section

New Zealand Exchange Limited

Wellington

NOTICE TO NEW ZEALAND EXCHANGE LIMITED

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 30 May 2006.

Details of the acquisition are as follows:

a)	Security Acquired	Ordinary Shares
	ISIN	NZTELE0001S4

b)	Number of securities acquired	1,215,000

c)	Average consideration per security acquired	$4.5346

d)	Payment type	Cash Payment

e)	Not applicable

f)	Percentage of total securities acquired	0.062%

g)	Reason for acquisition	Eliminate an increase in capital arising pursuant to the dividend reinvestment plan

h)	Specific authority	Director Resolution

i)	Any terms of the acquisition	Not applicable

j)	Total number of securities after acquisition	1,958,466,592

k)	Intentions for shares acquired	Cancellation

l)	Date of acquisition	30 May 2006

Yours faithfully

Linda Cox

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 471 0076

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

31 May 2006

Market Information Services Section

New Zealand Exchange Limited

Wellington

NOTICE TO NEW ZEALAND EXCHANGE LIMITED

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 31 May 2006.

Details of the acquisition are as follows:

a)	Security Acquired	Ordinary Shares
	ISIN	NZTELE0001S4

b)	Number of securities acquired	1,000,000

c)	Average consideration per security acquired	$4.4309

d)	Payment type	Cash Payment

e)	Not applicable

f)	Percentage of total securities acquired	0.051%

g)	Reason for acquisition	Eliminate an increase in capital arising pursuant to the dividend reinvestment plan

h)	Specific authority	Director Resolution

i)	Any terms of the acquisition	Not applicable

j)	Total number of securities after acquisition	1,957,466,592

k)	Intentions for shares acquired	Cancellation

l)	Date of acquisition	31 May 2006

Yours faithfully

Linda Cox

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 471 0076

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

1 June 2006

Market Information Services Section

New Zealand Exchange Limited

Wellington

NOTICE TO NEW ZEALAND EXCHANGE LIMITED

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 1 June 2006.

Details of the acquisition are as follows:

a)	Security Acquired	Ordinary Shares
	ISIN	NZTELE0001S4

b)	Number of securities acquired	1,015,000

c)	Average consideration per security acquired	$4.5721

d)	Payment type	Cash Payment

e)	Not applicable

f)	Percentage of total securities acquired	0.052%

g)	Reason for acquisition	Eliminate an increase in capital arising pursuant to the dividend reinvestment plan

h)	Specific authority	Director Resolution

i)	Any terms of the acquisition	Not applicable

j)	Total number of securities after acquisition	1,956,451,592

k)	Intentions for shares acquired	Cancellation

l)	Date of acquisition	1 June 2006

Yours faithfully

Linda Cox

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated: 7 June 2006